UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2025

IdentifySensors Biologics, Corp.

(Exact name of issuer as specified in its charter)

Delaware	85-1615176
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122

(Full mailing address of principal executive offices)

(216) 543-3031

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to the historical operations and financial statements of IdentifySensors Biologics Corp for the six months ended December 31, 2025.

Forward-Looking Statements

The following Management’s Discussion and Analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Semi-Annual Report. The Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this Semi-Annual Report. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risk Factors” in our various filings with the Securities and Exchange Commission. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Semi-Annual Report.

Company Overview

IdentifySensors Biologics Corp. is a bio-nanotechnology company developing Check4®, a solid-state, semiconductor-based molecular diagnostic platform designed to detect clinically relevant genetic targets directly from biological samples without nucleic acid amplification. The Company’s technology is intended to simplify molecular testing workflows while delivering rapid, sensitive, and selective results suitable for use in CLIA-certified laboratories, Point-of-Care (POC) clinical settings, and, subject to future regulatory approvals, direct-to-consumer (DTC) applications.

The Company’s strategic priority intends to be oncology, beginning with liquid biopsy applications for the detection of mutations in circulating tumor DNA (ctDNA) from blood-based samples. The platform may also support additional targets, including certain infectious diseases. The Company is pursuing a phased commercialization strategy, initially focused on laboratory-developed tests (LDTs) offered through CLIA-certified laboratories, with the intention to expand into point-of-care (POC) applications and, over the longer term, potential consumer-facing diagnostics, subject to development progress and applicable regulatory requirements.

The Check4® Platform

The Check4® platform is a modular, cartridge-based molecular diagnostic system designed to support rapid, multiplex detection of genetic targets in clinical settings. The platform architecture separates disposable test components from durable electronics and software, enabling scalable deployment and integration into existing clinical workflows.

The Check4® platform consists of:

•	A single-use disposable cartridge incorporating a multi-analyte semiconductor sensor array designed for high redundancy, confidence, and sensitive detection;
•	A reusable, Bluetooth-enabled reader; and
•	A cloud-connected application for automated analysis, learning, quality control, and result reporting.

2

This architecture is designed to support single-nucleotide discrimination, multiplex testing, and rapid turnaround, while enabling high-confidence detection of low-abundance targets such as ctDNA, delivering lab-grade molecular results without lab-based complexity. The platform is intended to support assay expansion over time through probe design and software updates, subject to development, validation, and applicable regulatory requirements.

The Check4® platform and associated assays are in development and are not approved or cleared by the U.S. Food and Drug Administration (FDA).

Sustainable Competitive Advantage

The Company believes the Check4® platform offers several structural advantages relative to traditional amplification-based molecular diagnostics, including:

•	Speed: Analytical detection in minutes rather than hours.
•	Workflow Simplicity: Direct electronic detection without enzymatic amplification or thermal cycling.
•	Multiplexing: Parallel detection of multiple genetic targets on a single cartridge.
•	Portability: Compact system suitable for decentralized clinical environments.
•	Cost Structure: Reduced consumables and infrastructure requirements relative to PCR-based systems.
•	Versatility: Validated for blood-based samples used in oncology; additionally demonstrated feasibility with saliva for certain infectious-disease respiratory targets, highlighting platform flexibility compared to PCR, which can be challenged by RNases present in saliva.

Market Opportunity

Total Addressable Market (TAM)

The Company defines TAM as the global molecular diagnostics market, a significant segment of the broader in vitro diagnostics (IVD) industry. According to The Worldwide Market for In Vitro Diagnostic Tests, 16th Edition published by Kalorama Information, the global IVD market was approximately $106 billion in 2023 and is projected to exceed $130 billion by 2028, driven by oncology testing demand, liquid biopsy adoption, decentralized diagnostics, and precision medicine.

Serviceable Available Market (SAM)

The Company’s SAM consists of molecular oncology diagnostics, including liquid biopsy testing performed in CLIA-certified laboratories to support therapy selection and disease monitoring.

Serviceable Obtainable Market (SOM)

The Company’s initial SOM is defined by the oncology mutations targeted in its near-term R&D pipeline, beginning with EGFR, KRAS, BRAF, and HER2.

Research and Development Pipeline

The Company’s initial oncology R&D efforts prioritize molecular detection of actionable mutations in EGFR, KRAS, BRAF, and HER2. These gene targets are commonly used in clinical practice to guide therapy selection and treatment monitoring and are associated with multiple FDA-approved targeted therapies.

3

TABLE 1: Clinically Actionable Gene Targets and FDA-Approved Therapies

Gene Target	Primary Cancer Associations	FDA-Approved Targeted Therapies (Examples)	Manufacturer(s)
EGFR	Non-small cell lung cancer	Tagrisso®; Tarceva®; Iressa®; Gilotrif®; Vizimpro®	AstraZeneca; Genentech (Roche); AstraZeneca; Boehringer Ingelheim; Pfizer
KRAS	NSCLC; colorectal cancer	Lumakras®; Krazati®	Amgen; Bristol Myers Squibb
BRAF	Melanoma; colorectal cancer; NSCLC	Tafinlar® + Mekinist®; Zelboraf®; Braftovi®	Novartis; Genentech (Roche); Pfizer
HER2	Breast; gastric/GEJ; NSCLC	Herceptin®; Perjeta®; Kadcyla®; Enhertu®; Tukysa®	Genentech (Roche); Daiichi Sankyo / AstraZeneca; Seagen (Pfizer)

The therapies listed above are illustrative examples. Approved indications and clinical use vary by cancer type and treatment setting. The Company’s diagnostic assays are intended to detect genetic alterations and do not provide treatment recommendations.

Commercialization Strategy

The Company intends to pursue a phased commercialization strategy:

1.	CLIA LDT Phase: Initial deployment in CLIA-certified laboratories to support early clinical adoption, validation, and revenue generation.
2.	Point-of-Care Phase: Expansion into POC clinical settings following additional validation and FDA regulatory submissions.
3.	Direct-to-Consumer Phase (Longer Term): Potential consumer-facing applications, subject to further regulatory approvals and demonstration of clinical utility.

Competition

The Company operates in a highly competitive diagnostics market dominated by PCR-based, next-generation sequencing (NGS), and other amplification-dependent technologies. These approaches offer high analytical sensitivity but typically require complex chemistry, specialized instrumentation, skilled personnel, and centralized laboratory infrastructure.

The Company believes Check4® differentiates itself by eliminating amplification, transitioning molecular detection from chemistry-intensive workflows to rapid electronic measurement combined with cloud-enabled software. However, competitors generally have greater financial, regulatory, and commercial resources, and there can be no assurance that the Company’s approach will achieve broad market acceptance.

Intellectual Property

The Company has licensed intellectual property that is intended to help create a competitive advantage in rapid, reagentless molecular gene detection in clinical diagnostics. The intellectual property portfolio that the Company has licensed consists of 25 issued U.S. utility patents and several patent applications pending. The Company has the right to use these 25 granted patents, the pending patent applications, and any future patents through perpetual license agreements with our parent companies, IdentifySensors, LLC and IdentifySensors Fresh Food Enterprises, LLC (“ISFFE”). IdentifySensors, LLC, owns a majority interest in ISFFE, and ISFFE owns a majority interest in the Company.

4

Description of Exclusive License Agreement

ISFFE has granted the Company an exclusive license to use certain intellectual property, including patents, patent applications, technology, enhancements, tradenames, trademarks, trade secrets, and processes. Under the license, the Company may make, use, and sell products derived from the licensed intellectual property solely within the clinical diagnostics industry. ISFFE does not own all such intellectual property outright but has the right to grant the license pursuant to a separate license agreement with IdentifySensors, LLC, which in turn licenses the intellectual property from Dr. Gregory Hummer.

Licensed Intellectual Property

The intellectual property licensed to the Company includes 25 issued patents and several patent applications pending, as described in the Company’s patent schedule. The Company also has the right to use the tradename “IdentifySensors.” The Company believes that such intellectual property is sufficient to develop and commercialize the products and services it intends to offer; however, there can be no assurance that the intellectual property will not be challenged, invalidated, or designed around.

No Fees or Royalties

The Company does not pay ISFFE any royalties or other fees for the use of the licensed intellectual property. ISFFE may receive dividends, if any, from the Company with respect to its common stock in proportion to its ownership interest. To date, ISFFE has not received any dividends from the Company.

Perpetual Term

The license agreement is perpetual, subject to early termination by ISFFE only if the Company attempts to assign the rights under the license agreement to a third party without ISFFE’s consent.

Worldwide Scope of License

The license is worldwide and permits the Company to make, use, and sell licensed products solely within the clinical diagnostics industry. IdentifySensors, LLC and IdentifySensors Fresh Food Enterprises, LLC have or may in the future grant rights to use the licensed intellectual property in other industries or applications, but the Company has no rights or interest in such other industries or applications under the license.

Ownership of Enhancements, Improvements, and Modifications

All enhancements, improvements, modifications, or other changes to the licensed intellectual property, whether developed by IdentifySensors Fresh Food Enterprises, LLC (ISFFE), IdentifySensors, LLC, or the Company, are the exclusive property of the inventors, including Dr. Gregory Hummer. ISFFE has agreed to license such enhancements or developments back to the Company pursuant to the license agreement.

Indemnification

The Company has agreed to indemnify and defend IdentifySensors Fresh Food Enterprises, LLC (ISFFE) and IdentifySensors, LLC against any suits, claims, or damages arising from the Company’s actions, including claims related to product liability and breaches of the license agreement. ISFFE and IdentifySensors, LLC have agreed to indemnify and defend the Company against third-party claims alleging infringement of the licensed intellectual property.

5

Patent Description

The patents licensed to the Company from IdentifySensors, LLC have broad claims covering devices, systems, and methods for detecting pathogens, chemicals, and analytes. These patents are licensed to, or owned by, IdentifySensors, LLC, and IdentifySensors, LLC has granted the Company the exclusive right to make, use, and practice the licensed intellectual property within the clinical diagnostics business vertical, as described in this report. The right to enforce all patents listed, and any future patents derived within the clinical diagnostics business vertical, remain with IdentifySensors, LLC.

TABLE 2: Licensed Patent Portfolio by ISB for Use in Clinical Diagnostics

Patent Number	Claim Types	Priority Date	Expiration Date / Status
7,667,593	Device / System	11/29/2004	02/09/2027
7,911,336	Device / System	11/29/2004	02/17/2030
8,629,770	Device / System	11/29/2004	02/21/2031
8,674,827	Device / System	04/06/2010	02/17/2031
9,922,525	Device / System / Method	08/12/2016	08/12/2036
10,395,503	Device / System / Method	02/08/2018	08/12/2036
11,140,880	Device / System / Method	08/14/2015	08/22/2039
11,172,339	Device / System / Method	07/11/2020	07/11/2040
11,179,061	Method	07/11/2020	07/11/2040
11,340,210	Device	05/18/2018	07/11/2040
11,527,141	System / Method	07/17/2019	08/12/2036
11,614,439	Device / Method	04/29/2022	07/11/2040
11,819,323	Device	08/12/2016	08/12/2036
11,832,152	Device / System / Method	10/11/2021	07/11/2040
11,869,329	Device / System / Method	08/12/2016	08/12/2036
11,892,425	Device / System	05/18/2021	05/18/2041
11,896,372	System	05/18/2021	05/18/2041
12,000,823	Device / Method	06/04/2022	07/11/2040
12,019,063	Device	07/11/2020	07/11/2040
12,092,629	Device / Method	07/11/2020	07/11/2040
12,190,700	System	08/12/2016	08/12/2036
18/078,982	Device / System / Method	08/14/2015	12/11/2042
18/754,127	Device / System / Method	07/11/2020	07/11/2040
18/888,132	Device / System / Method	07/11/2020	07/11/2040
19/260,530	Method	08/12/2016	08/12/2036
EP 4341688	Device / System / Method	05/04/2022	Pending
PCT/US22/27613	Device / System / Method	05/04/2022	Pending

6

Government Regulation

Near-term commercialization is focused on CLIA-regulated laboratory-developed tests (LDTs). Expansion into POC and DTC applications will require compliance with FDA medical device regulations, including applicable premarket submissions and quality system requirements.

Manufacturing and Supply Chain

The Company fabricates its semiconducting sensor components using a vertically integrated process that is owned and controlled by the Company, supporting performance consistency, quality control, and supply chain reliability for the Check4® platform. Cartridge and reader assembly, electronics manufacturing, and certain testing and packaging activities are performed by an ISO 13485–certified contract manufacturer and other qualified suppliers. The Company intends to scale production through a combination of internal process expansion and external manufacturing partners.

Customers and Distribution

Initial customers are expected to be CLIA-certified laboratories, including academic, hospital-based, and reference laboratories. Distribution may include direct sales and strategic partnerships. No customer currently accounts for a material portion of revenue.

Legal Proceedings

On May 3, 2024, Ghazi Kashmolah (“Mr. Kashmolah”), the Company’s former Chief Quality Officer, sent a demand letter to the Company which alleged various claims arising out of Mr. Kashmolah’s employment with the Company. Subsequently, multiple lawsuits were filed in this matter.

On February 17, 2026, Mr. Kashmolah and the Company entered into a General Release of All Claims (the "General Release"), whereby both parties released each other from all claims arising from the dispute. All lawsuits filed in all jurisdictions were subsequently dismissed as a result of the settlement and release.

Employees

The Company employs a multidisciplinary team spanning molecular biology, materials science, engineering, software development, regulatory affairs, and diagnostics commercialization, supported by consultants and advisors. We currently employ 5 full-time employees and no part-time employees.

Description of Property

The Company renewed its office lease in Shaker Heights, Ohio in April of 2024 for 12 months which ended March 31, 2025, with monthly rental payments of $1,600. Since April 1, 2025, the Company has been on a month-to-month lease with rental payments of $1,600. The Company entered into a twelve-month lease effective June 1, 2022, for office space in Austin, Texas with monthly rental payments of $2,050. The Austin lease was terminated as the staff now work from home. The Company’s laboratory currently operates in Gainesville, Florida at the University of Florida Innovation Center. The space is about 2400 sq feet of professional laboratory space for a total of about $7,600 a month. The Company is renting the space in Gainesville pursuant to a 24-month lease, the term of the lease was extended on March 1, 2026 to March 1, 2027. The Company believes that such office space is likely to be sufficient for the foreseeable future.

Financial Condition and Results of Operations

We have incurred recurring losses to date. Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

7

We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

Results of Operations

For the Six Months Ended December 31, 2025

We incurred a net loss for the six months ended December 31, 2025 of $1,153,393.

No revenue was earned or recognized during the six months ended December 31, 2025. During the six months ended December 31, 2025, we raised $899,991 from the sale of preferred stock.

Total operating expenses in the six months ended December 31, 2025, were $1,139,182 as compared to $1,815,520 for the six months ended December 31, 2024. The decrease in expenses between the two periods is due to less research and development costs, as well as reduced manufacturing and administrative costs. The main cause of the reduced expenses relates to reduced staffing, decrease in value of stock compensation, manufacturing, and research costs. The Company had brought on employees in anticipation of taking their product to market, however, due to lack of funds, cost reductions were required. The decrease in stock compensation costs was $308,625. This was due to the value of previously issued stock options decreasing in their value. There were also more than $169,000 more in manufacturing expenses for the six months ended December 31, 2024, than there were for the six months ended December 31, 2025.

Operating expenses for the six months ended December 31, 2025, consisted of Research and Development expenses of $744,670, marketing expenses of $97,735, office and administrative expenses of $115,594, and professional fees of $181,183.

Fiscal Year Ended June 30, 2025

We incurred a net loss for the fiscal year ended June 30, 2025, of $2,619,365.

No revenue was earned or recognized during the fiscal years ended June 30, 2025. During our fiscal year ended June 30, 2025, we raised $3,975,581 from the sale of common stock, preferred stock, and warrants.

Total operating expenses in the year ended June 30, 2025, were $3,649,802. Operating expenses include $1,469,837 in research and development expenses, $169,650 in manufacturing expenses, $433,288 in marketing expenses, $831,539 in office and administrative expenses, $376,389 in stock compensation expense, and $369,100 in professional fees.

For the Six Months Ended December 31, 2024

We incurred a net loss for the six months ended December 31, 2024 of $1,848,410.

No revenue was earned or recognized during the six months ended December 31, 2024. During the six months ended December 31, 2024, we raised $875,581 from the sale of preferred stock.

8

Total operating expenses in the six months ended December 31, 2024, were $1,815,520 as compared to $8,431,045 for the six months ended December 31, 2023. The decrease in expenses between the two periods is due to less research and development costs, as well as reduced manufacturing and administrative costs. The main cause of the reduced expenses relates to reduced staffing and research costs. The Company had brought on employees in anticipation of taking their product to market, however, due to lack of funds, cost reductions were required. The decrease in payroll costs was $541,000. Reduction of product development and laboratory supplies totaled $1,083,313. There were also more than $3,000,000 more in stock compensation expenses for the six months ended December 31, 2023 than there were for the six months ended December 31, 2024.

Operating expenses for the six months ended December 31, 2024, consisted of Research and Development expenses of $794,844, manufacturing expenses of $169,650, marketing expenses of $265,810, office and administrative expenses of $414,336, and professional fees of $170,880.

Research and Development-Research and development costs were $744,670 for the six months ended December 31, 2025, as compared to $674,993 for the six months ended June 30, 2025, and $794,844 for the six months ended December 31, 2024. Decreases were due to reduced personnel, and reduced lab testing and reduced product development testing.

Manufacturing-Manufacturing costs were $0 for the six months ended December 31, 2025, as compared to $263,638 for the six months ended June 30, 2025, and $169,650 for the six months ended December 31, 2024. Decreases were due to reduced personnel, reduced laboratory supplies, reduced equipment acquisition costs, and reduced manufacturing.

Marketing-Marketing expenses were $97,735 for the six months ended December 31, 2025, compared to $167,478 for the six months ended June 30, 2025, and $265,810 for the six months ended December 31, 2024. The decrease in the expense for the six months ended December 31, 2025, as compared to the six months ended June 30, 2025 and six months ended December 31, 2024, is due to the initial cost of marketing expenses utilized to start advertising campaigns and initial costs of materials incurred during the six months ended June 30, 2025 and six months ended December 31, 2024, no longer being incurred during the six months ended December 31, 2025.

Office and Administrative Expenses-Office and administrative expenses were $115,594 for the six months ended December 31, 2025, compared to $1,092,334 for the six months ended June 30, 2025 (which includes $376,389 in stock compensation expense), and $414,336 for the six months ended December 31, 2024. Office and administrative expenses for the six months that ended December 31, 2025, were $115,594 and consist of rent, utilities, office overhead, consulting, supplies, and stock options offered to employees and consultants, which decreased from the six months ended December 31, 2024. There was a concise effort to reduce expenses. Payroll was reduced as well as overhead being reduced wherever possible. Software development continues to be a large part of our costs and we expect it will continue to be so. The large decrease in expenses is mainly due to reduced payroll costs and a large reduction in stock compensation expenses.

Professional Expenses. Professional fees for the six months ended December 31, 2025 were $181,183 compared to $198,220 for the six months ended June 30, 2025 and $170,880 for the six months ended December 31, 2024. Professional expenses consist of accounting and audit fees, legal expenses associated with contracts, and expenses related to public offerings. PCAOB audit expenses were included and are in addition to our usual accounting fees.

Other Income (Expense). Other income and expense for the six months ended December 31, 2025, was ($14,329) which consisted of $118 in interest income and ($14,329) in interest expense. Other income (expense) was $1,063,327 for the six months ended June 30, 2025, which consisted of forgiveness of accrued related party consulting fees of $180,000, change in inventory reserve of $887,695, and $(4,368) for interest expense. Other income and expense for the six months ended December 31, 2024, was ($32,890) and consisted of ($32,890) in interest expense.

Liquidity and Capital Resources

Our monthly cash outlays are an estimated $80,000 per month for the six months ended December 31, 2025. Expenses may increase as we add laboratory equipment and personnel. Additional expenses will be incurred in prototype costs related to manufacturing of products. Additional capital will be needed. We intend to continue to raise equity up to our total goal of $50 million.

9

Additionally, as research and quality testing activities increase, it is anticipated the cost of supplies and materials will increase.

We have a current cash balance of $1,496,633 as of July 20, 2026. Accordingly, additional cash needs to be raised to continue operations. At the current rate, and without a significant cash infusion, we may be out of working capital by October 2027, or sooner if we enter into agreements or contracts which require cash expenditures. This date is an estimate only and we may be out of working capital earlier or later, based upon additional requirements as the same become known.

We plan to continue to fund our operations and capital funding needs through equity financing and the exercise of warrants issued in private placements. There is no assurance that we will be able to raise money through offerings or through the exercises of warrants. There are no assurances that we will be able to obtain further funds required for our continued operations. Even if additional financing is available, it may not be available on terms we find favorable. Failure to secure the needed additional financing will have an adverse effect on our ability to remain in business.

Plan of Operation and Funding

We expect to continue research and development primarily through our relationship with the University of Florida. We will also continue to establish relationships with prospective manufacturers, distributors, and large prospective customers. Existing working capital, further advances, together with anticipated capital raises and anticipated cash flow are not expected to be adequate to fund our operations over the next twelve months. Our CEO and another consultant had forgiven the payment of certain salaries or fees due to them on June 30, 2025, which resulted in $180,000 in forgiveness of debt income for the period ended June 30, 2025. We have no lines of credit or other bank financing arrangements. We have financed operations to date through proceeds from the sale of our common and preferred stock, warrant exercises, promissory notes, and convertible loans.

Management anticipates additional increases in operating expenses relating to: (i) developmental expenses; (ii) salary expenses; and (iii) marketing expenses. We intend to finance these expenses through the sale of additional shares of securities and through the exercise of outstanding warrants.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences, or privileges senior to our common stock. Additional financing may not be available on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Material Commitments

As of the date of this Semi-Annual Report, we do not have any material commitments except employment agreements and the leases described in Note 5 to the Financial Statements.

Transactions with Related Parties

During the six months ended December 31, 2025, the Company entered several transactions with related parties. For a description of such transactions, see Note 6 to the Financial Statements. Such transactions were undertaken to secure capital for the Company or to retain the employment or professional services of the related party. The transaction prices were not determined based on arm’s-length negotiations, although the Company believes that the prices were on terms no less favorable to the Company than those available from unrelated third parties. No fairness or other valuation opinions were obtained from third party valuation firms.

10

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Going Concern

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $24,602,270 at December 31, 2025, and net loss from operations for the six months ended December 31, 2025, of $1,153,393.

We do not yet have a history of financial stability. Historically, the principal source of liquidity has been the issuance of equity securities and related party advances. In addition, we are in the development stage and have not generated any revenues since inception. These factors raise substantial doubt about our ability to continue as a going concern.

Our ability to continue operations is dependent on the success of management’s plans and raising of capital through the issuance of equity securities, until such time that funds provided by operations are sufficient to fund working capital requirements.

We will require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives. The Company estimates its current cash reserves can fund operations for another twelve months, however, if the costs of research supplies or manufacturing costs increase, it will add substantially more costs and will shorten the estimated time before the Company runs out of capital to fund operations. Without additional financing we will not be able to meet our obligations. There can be no assurance that financing will be available in amounts or terms acceptable to us, if at all.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Critical Accounting Policies and Estimates

For a discussion of our accounting policies and related items, please see the Notes to the Financial Statements, included in Note 1 to the financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Not applicable.

Item 2.	Other Information

None.

Item 3.	Financial Statements

11

IdentifySensors Biologics Corp

Balance Sheets

As of December 31, 2025 (unaudited) and June 30, 2025 (audited)

	December 31,	June 30,
	2025	2025
ASSETS
Current assets:
Cash	$694,413	$959,463
Inventory	887,695	887,695
Prepaid expenses	12,932	23,623
Total current assets	1,595,040	1,870,781

Property, plant and equipment	947,577	1,050,062
Operating lease right-of-use asset	19,482	73,205
Security deposit	167,350	167,350
Total assets	$2,729,449	$3,161,398

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$77,329	$159,440
Accrued contractor expense – related party	385,000	220,000
Accrued legal	8,341	18,360
Accrued legal and accounting – related party	7,462	7,462
Accrued payroll	30,767	30,518
Note payable - related party	429,454	423,616
Subscription refunds payable	9,173	9,173
Operating lease liability	19,720	73,552
Total current liabilities	967,246	942,121

Long-term liabilities:
Operating lease liability	–	–
Total long term liabilities	–	–
Total liabilities	967,246	942,121

Stockholders' equity (deficit)
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, 3,338,280 shares issued and outstanding as of December 31, 2025 and 3,138,282 shares issued and outstanding as of June 30, 2025	334	314
Common stock, $0.0001 par value: 350,000,000 shares authorized; 47,079,716 shares issued and outstanding as of December 31, 2025 and 47,079,716 shares issued and outstanding at June 30, 2025	4,708	4,708
Additional paid-in capital	26,359,431	25,663,132
Accumulated (deficit)	(24,602,270)	(23,448,877)
Total stockholders' equity	1,762,203	2,219,277
Total liabilities and stockholders' equity	$2,729,449	$3,161,398

The accompanying notes are an integral part of these financial statements.

12

IdentifySensors Biologics Corp

Statements of Operations

For the Six Months ended

December 31, 2025 (unaudited) and 2024 (unaudited)

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,
	2025	2024

Revenue	$–	$–
Operating expenses:
Research and development expenses	744,670	794,844
Manufacturing	–	169,650
Marketing	97,735	265,810
Office and administrative expenses	319,267	309,384
Compensation stock expense	(203,673)	104,952
Professional fees	181,183	170,880
Total operating expenses	1,139,182	1,815,520

Loss from operations	(1,139,182)	(1,815,520)

Other Income (Expense)
Interest expense	(14,329)	(32,890)
Interest income	118	–
Total Other Income (Expense)	(14,211)	(32,890)

Loss before provision for federal income taxes	(1,153,393)	(1,848,410)
Provision for federal income taxes	–	–
Net loss	$(1,153,393)	$(1,848,410)

Net loss per common share - basic and diluted	$(0.02)	(0.04)

Weighted average shares outstanding - basic and diluted	50,268,878	49,991,107

The accompanying notes are an integral part of these financial statements.

13

IdentifySensors Biologics Corp.

Statement of Changes in Stockholders' Equity (Deficit)

For the Six Months ended December 31, 2025 (unaudited)

For the Year ended June 30, 2025 (audited)

	Preferred Stock		Common Stock		Additional		Total Stockholders’
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Equity (Deficit)
Balance - July 1, 2024	1,802,863	$181	47,523,131	$4,686	$21,152,365	$(20,829,512)	$327,720

Common stock issued for cash	–	–	10,342	2	46,539	–	46,541
Common stock converted to preferred stock	–	–	(453,757)	(45)	(2,134,445)	–	(2,134,490)
Preferred stock converted from common stock	881,662	88	–	–	3,282,488	–	3,282,576
Preferred stock issued for cash	453,757	45	–	–	2,134,445	–	2,134,490
Stock based compensation	–	–	–	–	376,389	–	376,389
Warrants issued	–	–	–	65	646,399	–	646,464
Warrants revalued	–	–	–	–	158,952	–	158,952
Net loss for the period	–	–	–	–	–	(2,619,365)	(2,619,365)

Balance - June 30, 2025	3,138,282	$314	47,079,716	$4,708	$25,663,132	$(23,448,877)	$2,219,277

Preferred stock issued for cash	199,998	20	–	–	971,476	–	971,496
Stock options revalued	–	–	–	–	(203,673)	–	(203,673)
Warrants revalued	–	–	–	–	(71,504)	–	(71,504)
Net loss for the period	–	–	–	–	–	(1,153,393)	(1,153,393)

Balance - December 31, 2025	3,338,280	$334	47,079,716	$4,708	$26,359,431	$(24,602,270)	$1,762,203

The accompanying notes are an integral part of these financial statements.

14

IdentifySensors Biologics Corp

Statements of Cash Flows

For the Six Months ended

December 31, 2025 (unaudited) and 2024 (unaudited)

	For the	For the
	Six Months Ended	Six Months Ended
	December 31,	December 31,
	2025	2024

Cash from operating activities:
Net loss	$(1,153,393)	$(1,848,410)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation - option	(203,673)	91,942
Depreciation	201,963	195,430
Changes in operating assets and liabilities:
Leased asset	53,723	49,144
Prepaid expenses	10,691	(3,117)
Inventory	–	–
Deposits	–	–
Accounts payable and accrued liabilities	73,120	502,323
Change in lease liability	(53,832)	(49,837)
Accrued interest	5,838	18,436
Net cash used in operating activities	(1,065,563)	(1,044,089)

Cash flows from investing activities:
Purchase of equipment	(99,478)	(67,316)
Net cash used in investing activities	(99,478)	(67,316)
Cash flows from financing activities:
Borrowings from non-related parties	–	100,000
Borrowings from related parties	–	30,500
Issuance of stock and warrants for cash	899,991	875,581
Net cash provided by financing activities	899,991	1,006,081

Net change in cash	(265,050)	(105,324)
Cash - beginning of period	959,463	172,482
Cash - end of period	$694,413	$67,158

Supplemental Cash Flow Disclosures
Cash paid for interest	$8,600	$–
Cash paid for income taxes	$–	$–

The accompanying notes are an integral part of these financial statements.

15

IdentifySensors Biologics Corp.

Notes to the Financial Statements

December 31, 2025

(unaudited)

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation (“Company”) founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens as well as circulating tumor DNA.

As of December 31, 2025, the Company has not yet generated revenue. The Company’s activities since inception have consisted of research and development, manufacturing inventory, formation activities, establishing agreements, and preparations to raise capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end is June 30. Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary to make the financial statements not misleading. The balance sheet as of June 30, 2025, has been derived from the Company’s June 30, 2025, financial statements that were audited by an independent registered public accounting firm but does not include all the information and footnotes required for complete annual financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-K annual report for the year ended June 30, 2025.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2025.

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash and cash equivalents. There were no cash equivalents as of December 31, 2025, or June 30, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

16

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense was $201,963 for the six months ended December 31, 2025, and $195,430 for the six months ended December 31, 2024.

The Company primarily follows the straight-line method of depreciation utilizing the following range of lives:

Class	Years
Software	3
Equipment	5

Property, plant, and equipment consist of the following as of December 31, 2025, and June 30, 2025:

Class	December 31, 2025	June 30, 2025
Software	$310,564	$310,564
Equipment	1,582,186	1, 482,707
Accumulated Depreciation	(945,173)	(743,209)
Net – Property, plant, and equipment	$947,577	$1,050,062

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of December 31, 2025.

The Company has filed U.S. federal tax returns and other tax returns as required. All statutory tax periods remain open to examination.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the six months ended December 31, 2025, no interest and penalties associated with the Company’s tax positions have been recognized in the statements of income or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization and outside contractors and manufacturers.   The Company has a manufacturing partner and continues to seek government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients. Expenses support supplies and manpower to produce a working prototype. These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

17

Marketing Expenses

Marketing expenses are charged to expenses as incurred. Marketing expenses include, but are not limited to, generating investment leads, advertising for investment leads, advertising, consulting related to advertising, marketing of products, ad placements, and advertising consultants.

Fair Value measurements

When required to measure assets or liabilities at fair value the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The value of warrants, options and other items are deemed to be Level 3.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Basic and diluted earnings per share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company’s common stock, and convertible note payable. For the six months ended December 31, 2025, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	December 31,	June 30,
	2025	2025
Warrants	992,609	1,055,169
Options	2,260,878	2,483,100
Total possible dilutive shares	3,227,874	3,538,269

Stock-based compensation

Stock-based compensation to employees and non-employees consist of stock options grants, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of share of common stock is based on trading price of the Company’s share.

The Company calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model. Assumptions used by the Company in using the Black-Scholes pricing include: 1) volatility based on the Company’s average volatility rate, 2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, 3) the expected life of the option or warrants, and 4) expected cash dividend rate on shares of common stock. During the six months ended December 31, 2025, and the year ended June 30, 2025, volatility was based on average rates for similar publicly traded companies.

18

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common stock purchase warrants and derivative financial instruments

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Leases

The Company has adopted FASB ASC 842. Pursuant to FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense, or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Note 2 Going Concern

The Company’s financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended December 31, 2025, the Company had a net loss of $1,153,393 and an accumulated deficit of $24,602,270. During the six months ended June 30, 2025, the Company had a net loss of $770,955 and an accumulated deficit of $23,448,877. During the six months ended December 31, 2024, the Company had a net loss of $1,848,410 and an accumulated deficit of $22,677,922. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue covering its operating costs and operating plan. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

19

To continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company includes: sales of equity instruments; traditional financing such as loans and obtaining capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This ASU enhances income tax disclosures by providing information to better assess how an entity’s operations, related tax risks, tax planning and operation opportunities affect its tax rate and prospects for future cash flows. The ASU requires additional disclosures to the annual effective tax rate reconciliation including specific categories and further disaggregated reconciling items that meet the quantitative threshold. Additionally, the ASU requires disclosures relating to income tax expenses and payments made to federal, state, local, and foreign jurisdictions. The ASU is effective for fiscal years beginning after December 31, 2024. The Company will make the requisite updates in the notes to the annual financial statements for the period ending June 30, 2026.

Note 4 Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, based on current or estimated future taxable profit, is more likely than not to be recovered.

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax assets exists at December 31, 2025.

There was no federal income tax (benefit) for the six month period ended December 31, 2025 and 2024.

20

The Company’s current provision (benefit) for Federal income taxes of $0 is reconciled to the tax calculated at the statutory rate of 21% as follows:

	Dec 31, 2025	Dec 31, 2024
Federal taxes based on net loss
Before Federal tax expense	$(242,212)	$(388,166)
Add tax on the following:
Permanent differences	386	3,089
Temporary differences
Book-to-tax depreciation	24,732	(118,770)
Capitalized R&D expenses	(55,734)	166,917
Stock compensation expense	(42,771)	19,308
Unpaid related party expenses	34,650	(46,200)
Unpaid related party interest	1,203	3,872
Change in deferred taxes from net operating loss	279,746	267,550

Provision for Federal Income Taxes	$–	$–

Significant components of deferred income tax assets and liabilities follows:

	Dec 31, 2025	June 30, 2025
Net operating loss carryover	$4,442,642	$4,444,396
Permanent differences	386	557
Temporary differences	(37,920)	(2,311)
Valuation allowance	(4,405,108)	(4,442,642)
Net deferred tax asset (liability)	$–	$–

Note 5 Leases and Commitments

The Company entered into a lease agreement effective April 1, 2024, for a facility located in Shaker Heights, Ohio. The lease is a 12-month lease with twelve monthly payments beginning on April 1, 2024. Currently, the lease is a month-to-month lease. The Company anticipates it will lease this space for an additional twelve months. Base payments of $1,600 are due on the first day of each month. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $4,723 and $14,169 as of December 31, 2025 and June 30, 2025, respectively, and a liability of $4,776 and $14,222 is recorded on the balance sheet as of December 31, 2025 and June 30, 2025, respectively. Operating lease costs for the six months ended December 31, 2025, and the six months ended December 31, 2024, were $10,215 and $9,600, respectively.

The Company also entered into a lease agreement effective March 1, 2023, for a facility located in Gainesville, Florida. The lease is a twenty-four-month lease with twenty-four monthly payments beginning on March 1, 2023. The lease was extended for twelve months starting March 1, 2025. Base payments of $7,500 are due on the first day of each month. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $14,759 and $59,036 as of December 31, 2025, and June 30, 2025, and a liability of $14,944 and $59,330 is recorded on the balance sheet December 31, 2025, and June 30, 2025, respectively. Lease costs for the six months ended December 31, 2025, and 2024 were $46,118 and $39,698, respectively. The lease has a renewal option, which extends the terms for an additional year. The lease can be cancelled at any time by the lessor.

21

The Right-of-use assets are summarized below:

	December 31, 2025	June 30, 2025
Office Lease	$107,446	$107,446
Less accumulated amortization	(87,964)	(34,241)
Right-of-use, net	$19,482	$73,205

Amortization on the right-of -use asset is included in office and administrative expenses on the statements of operations.

Operating lease liabilities are summarized below:

	December 31, 2025	June 30, 2025
Office Lease	$19,720	$73,552
Less: current portion	(19,720)	(73,552)
Long term portion	$–	$–

Following is a maturity of annual undiscounted cash flows for operating lease liabilities as of June 30, 2026:

Maturing in fiscal year-ended 2026	$19,800
Maturing after fiscal year-ended 2026	–
Total	19,800
Less: Imputed interest	(80)
Liability recognized in the balance sheet	$19,720

Note 6 Related Party Transactions

Compensation for Management services provided by the Chief Executive Officer, Chief Financial Officer and Treasurer, President and Secretary, Chief Marketing Officer and Sales Director for the six months ended December 31, 2025 was as follows:

	Amounts owed as of the Six Months Ended Dec 31, 2025	Amounts owed as of the Year Ended June 30, 2025
Chief Executive Officer	$95,000	$40,000
Chief Financial Officer and Treasurer	20,000	–
President and Secretary	230,000	180,000
Chief Marketing Officer and Sales Director	40,000	–
	$385,000	$220,000

22

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate of 6% per annum. The note and accrued interest are due on July 28, 2026. Interest accrued on the note as of December 31, 2025, and June 30, 2025, were $16,347 and $17,014, respectively. The amounts are classified as note payable – related party on the balance sheet.

On December 13, 2023, the Company borrowed $200,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate of 8% per annum. The note and accrued interest are due on December 13, 2026. Interest accrued on the note as of December 31, 2025, and June 30, 2025, were $14,649 and $9,484, respectively. The amounts are classified as note payable – related party on the balance sheet.

On May 1, 2024, the Company borrowed $20,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate of 6% per annum. The note and accrued interest are due on May 1, 2026. Interest accrued on the note as of December 31, 2025, and June 30, 2025, were $1,445 and $920, respectively. The amounts are classified as note payable – related party on the balance sheet.

On June 27, 2024, the Company borrowed $125,000 from the Chief Executive Officer of the Company. The note bears interest at a rate of 6.5% per annum. The note and accrued interest are payable on demand. Interest accrued on the note as of December 31, 2025, and June 30, 2025, were $0 and $0, respectively. The note and interest totaling $130,695 were paid in full on January 17, 2025.

On August 15, 2024, the Company borrowed $25,500 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate of 8% per annum. The note and accrued interest are due on May 1, 2026. Interest accrued on the note as of December 31, 2025, and June 30, 2025, were $1,514 and $699, respectively. The amounts are classified as note payable – related party on the balance sheet.

On December 4, 2024, the Company borrowed $100,000 from an unrelated third party. The note bears interest at a rate of 10% per annum. The note and accrued interest are payable on February 3, 2025. Interest accrued on the note as of December 31, 2025, and June 30, 2025, were $0 and $0, respectively. The note and interest totaling $101,205 were paid in full on January 17, 2025.

During the six months ended December 31, 2025, the Company incurred expenses for accounting services in the amount of $64,345 to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. During the six months ended December 31, 2024, the Company incurred expenses for accounting services in the amount of $45,945 to Edward C. Hawkins & Co., Ltd. As of December 31, 2025, and June 30, 2025, the Company owed Edward C. Hawkins & Co., Ltd. $7,175 and $7,462, respectively.

During the six months ended December 31, 2025, the Company incurred expenses for legal services in the amount of $1,858 to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. During the six months ended December 31, 2024, the Company incurred expenses for legal services in the amount of $1,276 to Hawkins and Company LLC. As of December 31, 2025, and June 30, 2025, the Company owed Hawkins and Company LLC $1,300 and $0, respectively.

During the six months ended December 31, 2025, the Company incurred expenses for software development in the amount of $33,000 to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. During the six months ended December 31, 2024, the Company incurred expenses for software development in the amount of $27,500 to MCO Advantage, Ltd. The balance owed to MCO Advantage, Ltd. as of December 31, 2025, and June 30, 2025, was $0 and $0, respectively.

During the six months ended December 31, 2025, the Company incurred expenses for consulting and bookkeeping services in the amount of $20,000 to Healthcare Office Systems Inc., an entity fully owned by a related party. During the six months ended December 31, 2024, the Company incurred expenses for consulting and bookkeeping services in the amount of $20,000 to Healthcare Office Systems Inc. The balance owed to Healthcare Office Systems Inc. as of December 31, 2025, and June 30, 2025, was $0 and $0, respectively.

23

Note 7 Stockholders’ Equity

Authorized Capital Stock

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has issued common stock under Reg. A, Reg. CF, and Reg. D. All common stock have the same voting rights and the same per share price of $4.50 as of December 31, 2025. Reg. D investors can qualify to receive warrants whereas Reg. A and Reg CF investors cannot.

On May 1, 2024, the Company filed a certificate of designation with the Delaware Secretary of State to create a new series of Preferred Stock designated as Series A Preferred Stock. According to the certificate of designation, shares of Series A Preferred Stock will rank superior to shares of Common Stock and to any other series of shares designated as junior to the shares of Series A Preferred Stock. They will have equal rights to receive dividends with the shares of Common Stock. In the event of a voluntary, involuntary or deemed liquidation of the Company, holders of shares of Series A Preferred Stock shall be entitled to receive, out of the assets of the Company available for distribution, before any payment is made to the holders of Common Stock, a liquidation preference of $9.00 per share. They will vote with the shares of Common Stock, voting together as a single class on an as-converted basis. Upon a change of control or a qualified public offering, each share of Series A Preferred Stock will be converted into two shares of Common Stock. Voluntary conversion of shares of Series A Preferred Stock may be requested in writing from time to time, and, in this case, each share of Series A Preferred Stock will convert into one share of Common Stock.

Stock Issuances

Common Stock

During the six months ended December 31, 2025, the Company had the following common stock transactions:

•	Issued 0 shares of common stock for total cash proceeds of $0.
•	Issued warrants to purchase 0 shares common stock. The par value is $0.001 per share.

During the year ended June 30, 2025, the Company had the following common stock transactions:

•	Issued 10,342 shares of common stock under Reg CF for $46,541.
•	There was a conversion of 453,757 shares of common stock into 453,757 preferred shares.

As of December 31, 2025, the Company had 47,079,716 shares of common stock outstanding.

Preferred Stock

During the six months ended December 31, 2025, the Company had the following preferred stock transactions:

•	Issued 199,998 shares of preferred stock for total cash proceeds of $899,991.
•	Issued warrants to purchase 50,000 preferred common stock. The par value is $0.001 per share.

24

During the year ended June 30, 2025, the Company had the following preferred stock transactions:

•	Issued 881,662 shares of preferred stock for cash proceeds of $3,282,576 with a par value of $0.0001 per share.
•	There was a conversion of 453,757 shares of common stock into 453,757 preferred shares.

As of December 31, 2025, the Company had 3,338,280 shares of Series A Preferred Stock outstanding.

Stock Awards and Stock Options

On July 1, 2020, the Company’s shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date, which for stock awards during the six months ended December 31, 2025, was $.001 per share. The stock was not traded in an open market on the date of grant and fair value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 on December 31, 2025, and 0 shares were issued during the six months ended December 31, 2025.

A summary of the changes in the Company’s awarded shares for the six months ended December 31, 2025 and year ended June 30, 2025, follows:

	Shares	Fair Value
Outstanding as of June 30, 2025	4,803,822	$4,804
Granted	–	–
Forfeited	–	–
Outstanding as of June 30, 2025	4,803,822	$4,804
Exercisable as of June 30, 2025	3,473,125	3,473
Granted	–	–
Forfeited	–	–
Outstanding as of December 31, 2025	4,803,822	4,804
Exercisable as of December 31, 2025	3,473,125	$3,473

The fair value of performance-based and time-based restricted stock awards units granted during the six months ended December 31, 2025, are as follows:

Restricted stock awards (performance-based)	$–
Restricted stock awards (time-based)	$7,770

As of December 31, 2025 and 2024, there was $0 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0 years.

25

The following summarizes the number of shares of the stock options during the six months ended December 31, 2025 and year ended June 30, 2025:

Number of Shares
Outstanding, July 1, 2024:	2,483,100
Granted:	–
Expired or Forfeited:	–
Exercised:	–
Cancelled	(222,222)
Outstanding, June 30, 2025:	2,260,878
Granted:	–
Expired or Forfeited:	–
Exercised:	–
Outstanding, December 31, 2025:	2,260,878
Exercisable, December 31, 2025:	1,633,294

The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percent Vested Monthly Thereafter	Expiration Date
March 10, 2021	12,500	$4.00	10.00%	6.00%	March 9, 2031

September 1, 2021	2,000	$5.25	100.00%	0.00%	September 1, 2026

October 8, 2021	100,000	$4.25	0.00%	n/a	October 8, 2026

February 1, 2022	30,000	$4.25	0.00%	4.17%	February 27, 2026

February 19, 2022	30,000	$4.00	0.00%	4.17%	February 27, 2026

May 5, 2023	400,000	$4.50	0.00%	2.08%	May 4, 2028

May 5, 2023	240,000	$4.50	0.00%	n/a	May 4, 2028

May 26, 2023	222,222	$4.50	0.00%	n/a	May 26,2026

July 10, 2023	30,000	$4.50	0.00%	2.08%	July 30, 2027

August 13, 2023	75,000	$4.50	100.00%	n/a	July 30, 2028

October 20, 2023	75,000	$4.50	100.00%	n/a	November 1, 2028

November 1, 2023	70,000	$4.50	0.00%	2.50%	November 1, 2028

November 1, 2023	888,888	$4.50	50.00%	2.08%	October 30, 2033

January 1, 2024	75,000	$4.50	100.00%	n/a	January 1, 2029

January 18, 2024	112,500	$4.50	100.00%	n/a	January 18, 2029

February 23, 2024	75,000	$4.50	100.00%	n/a	February 23, 2029

March 8, 2024	400,000	$4.50	10.00%	n/a	March 7, 2029

May 8, 2024	75,000	$4.50	100.00%	n/a	May 8, 2029

26

No options expired during the six months ended December 31, 2025. One individual reached an agreement with the Company to cancel his stock options for warrants. The Company agreed and cancelled 222,222 stock options during the year ended June 30, 2025.

All options vest as described above, provided the holder of such options (the “Optionee”) continues to provide continuous service to the Company.

The average remaining contractual life of the options outstanding was 2.76 years as of December 31, 2025, and 3.24 years as of June 30, 2025.

The options were valued at fair value as determined at a valuation between $0.71 and $4.26 per share using the Black-Scholes method. An expected price volatility between 69% and 132.94%, a risk-free interest rate between 3.55% and 4.18%, and a dividend yield of 0% was used in the calculation of the fair value as of December 31, 2025.

At December 31, 2025, the intrinsic value of the outstanding options was ($4,612,015).

Warrants

Warrants the Company issues for services provided are recorded as compensation expense and included in office and administrative expense on the statements of operations. Compensation expense for warrants issued for the six months ended December 31, 2025, and December 31, 2024, was $0.

The Company also issues warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

The cost associated with these warrants are classified as finance cost. Finance costs for the six months ended December 31, 2025 and December 31, 2024, were $0.

During the six months ended December 31, 2025, the Company issued 50,000 warrants consisting of 0 shares for compensation and 50,000 shares to stockholders who had purchased shares through Regulation D offerings for achieving specified levels of investment, to purchase common stock with a weighted average price of $4.50 per share. All warrants outstanding are exercisable as of December 31, 2025.

The following summarizes the number of warrants during the six months ended December 31, 2025:

Number of Warrants
Balance at June 30, 2025:	1,055,169
Granted:	50,000
Exercised:	(355,645)
Cancelled:	4,750
Expired:	(113,750)
Balance at December 31, 2025:	744,774

27

The fair value of the warrants outstanding at December 31, 2025, using the Black-Scholes method, is estimated at $2,387,730. An expected price volatility between 69% and 132.94%, a risk-free interest rate between 3.55% and 4.18%, and a dividend yield of 0% was used in the calculation of the fair value as of December 31, 2025.

The intrinsic value of the warrants as of December 31, 2025, is ($2,511,509).

Note 8 Other Subsequent Events

On February, 17 2026, all legal proceedings with a former employee were settled and dismissed and the Company and the former employee entered into a General Release.

The Company has evaluated subsequent events through the filing of this Semi-Annual Report and determined that there have been no other events that have occurred that would require disclosure in these financial statements.

Item 4.	Exhibits

Exhibit Number		Description
2.1	**	Certificate of Incorporation
2.2	**	Certificate of Amendment of Incorporation
4.1	**	Form of Subscription Agreement

**	Filed Previously with the Securities and Exchange Commission on October 27, 2020.

28

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1S-A and has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shaker Heights, Ohio, on July 28, 2026.

IdentifySensors Biologics Corp.

By:	/s/ Dr. Gregory Hummer
Name:	Dr. Gregory Hummer
Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Gregory Hummer	Chief Executive Officer	July 28, 2026
Dr. Gregory Hummer

/s/ Ann M. Hawkins	Chief Financial Officer	July 28, 2026
Ann M. Hawkins

29